UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
_________________________

UTi Worldwide Inc.
(Name of Issuer)
_________________________
Ordinary Shares, no par value per share
(Title of Class of Securities)
_________________________

G87210103
(CUSIP Number)
_________________________

Rory C. Kerr
Maitland Advisory, Dublin
16 Windsor Place
Dublin 2, Ireland
011-353-1-663-5800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
_________________________

September 28, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G87210103

1)	Name of Reporting Persons: PTR Holdings Inc. I.R.S. Identification Nos. of Above Persons (entities only):
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3)	SEC Use Only:
4)	Source of Funds (See Instructions):
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6)	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power: 7,732,570[1]
	8)	Shared Voting Power: 0[1]
	9)	Sole Dispositive Power: 13,172,245[2]
	10)	Shared Dispositive Power: 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,172,245[2]
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13)	Percent of Class Represented by Amount in Row (11): 13.7% based on 96,471,988 Ordinary Shares outstanding as of September 5, 2006.
14)	Type of Reporting Person (See Instructions): CO
__________________________

1  See description of voting agreements disclosed in Item 5 of Reporting Person’s original Schedule 13D filed with the Securities and Exchange Commission on January 3, 2005, the disclosure contained in Item 6 of Reporting Person’s Amendment No. 2 to the Original Schedule 13D filed with the Securities and Exchange Commission on July 26, 2005, and the disclosure contained in Item 6 of Reporting Person’s Amendment No. 5 to the Original Schedule 13D filed with the Securities and Exchange Commission on January 26, 2006.

    2  Includes 5,439,675 ordinary shares deemed beneficially owned directly by Union-Transport Holdings Inc. since PTR Holdings Inc. holds 56% of Union-Transport Holdings Inc. (PTR Holdings Inc. disclaims such beneficial ownership), and 7,732,570 shares held directly by PTR Holdings Inc.

CUSIP No. G87210103

1)	Name of Reporting Persons: Union-Transport Holdings Inc. I.R.S. Identification Nos. of Above Persons (entities only):
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3)	SEC Use Only:
4)	Source of Funds (See Instructions):
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6)	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power: 1,196,727[1]
	8)	Shared Voting Power: 0[1]
	9)	Sole Dispositive Power: 5,439,675
	10)	Shared Dispositive Power: 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,439,675
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13)	Percent of Class Represented by Amount in Row (11): 5.6% based on 96,471,988 Ordinary Shares outstanding as of September 5, 2006.
14)	Type of Reporting Person (See Instructions): CO
__________________________

1  See description of voting agreements disclosed in Item 5 of Reporting Person’s original Schedule 13D filed with the Securities and Exchange Commission on January 3, 2005, the disclosure contained in Item 6 of Reporting Person’s Amendment No. 2 to the Original Schedule 13D filed with the Securities and Exchange Commission on July 26, 2005, and the disclosure contained in Item 6 of Reporting Person’s Amendment No. 5 to the Original Schedule 13D filed with the Securities and Exchange Commission on January 26, 2006.

Schedule 13D

This Amendment No. 6 (this “Amendment No. 6”) amends the original Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by each of PTR Holdings Inc. (“PTR”), Union-Transport Holdings Inc. (“UTH”) and United Service Technologies Limited (each of PTR and UTH, a “Reporting Person” and, collectively, the “Reporting Persons”) on January 3, 2005, as amended by that certain Amendment No. 1 to Schedule 13D filed with the SEC on April 26, 2005, that certain Amendment No. 2 to Schedule 13D filed with the SEC on July 26, 2005, that certain Amendment No. 3 to Schedule 13D filed with the SEC on August 4, 2005, that certain Amendment No. 4 to Schedule 13D filed with the SEC on December 13, 2005, and that certain Amendment No. 5 to Schedule 13D filed with the SEC on January 26, 2006. This Amendment No. 6 is being filed as a result of the information disclosed in Items 4 and 5 below.

Item 2.    Identity and Background.

This Amendment No. 6 is being filed by the Reporting Persons.

Item 4.   Purpose of Transaction.

On September 28, 2006, PTR sold 2,000,000 Ordinary Shares at a price of $28.06 per share, subject to a customary commission, in a transaction exempt from registration. PTR currently intends to sell an additional 1,000,000 Ordinary Shares in one or more similar transactions as soon as practicable, subject to market conditions.

PTR engaged, and may engage, in the sales of Ordinary Shares described under this Item 4 for the purposes of diversifying its holdings and facilitating liquidity for PTR and its shareholders in connection with the retirement in 2004 from UTi Worldwide Inc. (the “Issuer”) of Mr. Peter Thorrington, a former officer and director of the Issuer and a current consultant to its Board, and to fund the conversion of its shareholder, the Anubis Trust (a trust organized under the laws of the Guernsey Islands, originally established in 1987 pursuant to an anti-Apartheid divesture law then applicable to a predecessor corporation to some of the Issuer’s South African operations) into a charitable organization. The sales of Ordinary Shares described under this Item 4 do not reflect a lack of confidence in the Issuer on the part of PTR.

Item 5.   Interest in Securities of the Issuer.

(a) The percentage of Ordinary Shares reported beneficially owned by the Reporting Persons is based upon 96,471,988 Ordinary Shares outstanding as of September 5, 2006 (the “Outstanding Ordinary Shares”). PTR may be deemed to be the beneficial owner of 13,172,245 Ordinary Shares, which shares represent approximately 13.7% of the Outstanding Ordinary Shares and include 5,439,675 Ordinary Shares beneficially owned by UTH and 7,732,570 Ordinary Shares now directly held by PTR. PTR is the owner of approximately 56% of the outstanding voting securities of UTH. As a result, PTR may have indirect beneficial ownership with respect to the Ordinary Shares beneficially owned by UTH (but disclaims such beneficial ownership). UTH is the beneficial owner of 5,439,675 Ordinary Shares, which shares represent approximately 5.6% of the Outstanding Ordinary Shares.

(b) With respect to the 13,172,245 Ordinary Shares registered in the name of PTR, PTR has retained investment and dispositive power over the Ordinary Shares which it owns directly. With respect to the 5,439,675 Ordinary Shares registered in the name of UTH, UTH has retained investment and dispositive power over the Ordinary Shares it owns directly.

(c)  On September 28, 2006, PTR sold 2,000,000 Ordinary Shares at a price of $28.06 per share, subject to a customary commission, in a transaction exempt from registration.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

DATED: September 28, 2006

PTR HOLDINGS INC.
By: /s/ Rory Kerr Name: Rory Kerr Title: Director

UNION-TRANSPORT HOLDINGS INC.
By: /s/ Rory Kerr Name: Rory Kerr Title: Director